EXHIBIT (e)(1)

Excerpts from the Company’s Form 10-KT filed on March 13, 2015.

BIGLARI HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Transition Periods ended December 31, 2014, and December 31, 2013)

(Fiscal Years ended September 24, 2014, September 25, 2013 and September 26, 2012)

(dollars in thousands, except share and per-share data)

Note 16. Related Party Transactions

On July 1, 2013, Biglari Holdings entered into the following agreements with Mr. Biglari, its Chairman and Chief Executive Officer: (i) a Stock Purchase Agreement for the sale of Biglari Capital to Mr. Biglari; (ii) a Shared Services Agreement with Biglari Capital, and (iii) a First Amendment to the Amended and Restated Incentive Bonus Agreement, dated September 28, 2010, with Mr. Biglari (the “Incentive Agreement Amendment”). The transactions contemplated thereby were unanimously approved by the independent Governance, Compensation and Nominating Committee of the Board of Directors of the Company (the “Committee”), which retained separate counsel, tax/accounting advisors, an independent compensation consultant, and a financial advisor to assist the Committee in the structuring, evaluation, and negotiation of such transactions.

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, Biglari Holdings sold all the shares of Biglari Capital to Mr. Biglari for a purchase price of $1,700 in cash (the “Biglari Capital Transaction”) and recorded a gain of $1,597. Prior to the execution and delivery of the Stock Purchase Agreement, Biglari Capital distributed to the Company substantially all of Biglari Capital’s partnership interests in The Lion Fund, L.P. (including, without limitation, Biglari Capital’s adjusted capital balance in its capacity as general partner of The Lion Fund, L.P., which totaled $5,721). Biglari Capital thus retained solely a general partner interest in each of The Lion Fund, L.P. and The Lion Fund II, L.P. at the time of the Biglari Capital Transaction.

Shared Services Agreement

Connected with the Biglari Capital Transaction, Biglari Holdings and Biglari Capital entered into the Shared Services Agreement pursuant to which Biglari Holdings provides certain services to Biglari Capital in exchange for a 6% hurdle rate for Biglari Holdings and its subsidiaries (as compared to a 5% hurdle rate for all other limited partners) in order to determine the incentive reallocation to Biglari Capital, as general partner of The Lion Fund, L.P. and The Lion Fund II, L.P., under their respective partnership agreements. The incentive reallocation to Biglari Capital is equal to 25% of the net profits allocated to the limited partners in excess of their applicable hurdle rate. The Shared Services Agreement runs for an initial five-year term, and automatically renews for successive five-year periods, unless terminated by either party effective at the end of the initial or the renewed term, as applicable. The term of the Shared Services Agreement coincides with the lock-up period for the Company’s investments in The Lion Fund, L.P. and The Lion Fund II, L.P. under their respective partnership agreements. During the 2014 transition period and fiscal years 2014 and 2013, the Company provided services for Biglari Capital under the Shared Services Agreement costing an aggregate of $44, $1,590 and $101, respectively.

Investments in The Lion Fund, L.P. and The Lion Fund II, L.P.

During fiscal years 2014 and 2013, the Company contributed cash and securities it owned with an aggregate value of $174,418 and $377,636, respectively, in exchange for limited partner interests in The Lion Fund, L.P. and The Lion Fund II, L.P. As of December 31, 2014, the Company’s investments in The Lion Fund, L.P. and The Lion Fund II, L.P. had a fair value of $776,899.

Exhibit (e)(1)-1

As the general partner of the investment partnerships, Biglari Capital on December 31 of each year will earn an incentive reallocation fee for the Company’s investments equal to 25% of the net profits above an annual hurdle rate of 6%. Our policy is to accrue an estimated incentive fee throughout the year. Based on Biglari Holding’s $166,168 of earnings from the investment partnerships for calendar year 2014, the total incentive reallocation from Biglari Holdings to Biglari Capital was $34,406. Based on Biglari Holding’s $74,526 of earnings from the investment partnerships for calendar year 2013, the total incentive reallocation from Biglari Holdings to Biglari Capital was $14,702, including $3,655 associated with gains on the Company’s common stock, whose gains are eliminated in our financial statements. As of September 25, 2013, the Company accrued $5,033 for the incentive fee for Biglari Capital. No amount was accrued as of September 24, 2014 because net profits for the calendar year to date did not exceed the hurdle.

Incentive Agreement Amendment

Also in connection with the Biglari Capital Transaction, Biglari Holdings and Mr. Biglari entered into the Incentive Agreement Amendment which amends the Amended and Restated Incentive Bonus Agreement with Mr. Biglari to reflect and give effect to the Biglari Capital Transaction, which excludes earnings by the investment partnerships from the calculation of Mr. Biglari’s incentive bonus.

License Agreement

On January 11, 2013, the Company entered into a Trademark License Agreement (the “License Agreement”) with Mr. Biglari. The License Agreement was unanimously approved by the Committee. In addition, the license under the License Agreement is provided on a royalty-free basis in the absence of specified extraordinary events described below. Accordingly, the Company and its subsidiaries have paid no royalties to Mr. Biglari under the License Agreement since its inception.

Under the License Agreement, Mr. Biglari granted to the Company an exclusive license to use the Biglari and Biglari Holdings names (the “Licensed Marks”) in association with various products and services (collectively the “Products and Services”). Upon (a) the expiration of twenty years from the date of the License Agreement (subject to extension as provided in the License Agreement), (b) Mr. Biglari’s death, (c) the termination of Mr. Biglari’s employment by the Company for Cause (as defined in the License Agreement), or (d) Mr. Biglari’s resignation from his employment with the Company absent an Involuntary Termination Event (as defined in the License Agreement), the Licensed Marks for the Products and Services will transfer from Mr. Biglari to the Company, without any compensation, if the Company is continuing to use the Licensed Marks in the ordinary course of its business. Otherwise, the rights will revert to Mr. Biglari

If (i) a Change of Control (as defined in the License Agreement) of the Company; (ii) the termination of Mr. Biglari’s employment by the Company without Cause; or (iii) Mr. Biglari’s resignation from his employment with the Company due to an Involuntary Termination Event (each, a “Triggering Event”) were to occur, Mr. Biglari would be entitled to receive a 2.5% royalty on “Revenues” with respect to the “Royalty Period.” The royalty payment to Mr. Biglari would not apply to all revenues received by Biglari Holdings and its subsidiaries nor would it apply retrospectively (i.e., to revenues received with respect to the period prior to the Triggering Event). The royalty would apply to revenues recorded by the Company on an accrual basis under GAAP, solely with respect to the defined period of time after the Triggering Event equal to the Royalty Period, from a covered Product, Service or business that (1) has used the Biglari Holdings or Biglari name at any time during the term of the License Agreement, whether prior to or after a Triggering Event, or (2) the Company has specifically identified, prior to a Triggering Event, will use the name Biglari or Biglari Holdings.

“Revenues” means all revenues received, on an accrual basis under GAAP, by the Company, its subsidiaries and affiliates from the following: (1) all Products and Services covered by the License Agreement bearing or associated with the names Biglari and Biglari Holdings at any time (whether prior to or after a Triggering Event). This category would include, without limitation, the use of Biglari or Biglari Holdings in the public name of a

Exhibit (e)(1)-2

business providing any covered Product or Service; and (2) all covered Products, Services and businesses that the Company has specifically identified, prior to a Triggering Event, will bear, use or be associated with the name Biglari or Biglari Holdings.

The Committee unanimously approved the association of the Biglari name and mark with all of Steak n Shake’s restaurants (including Company operated and franchised locations), products and brands. On May 14, 2013, the Company, Steak n Shake, LLC and Steak n Shake Enterprises, Inc. entered into a Trademark Sublicense Agreement in connection therewith.

The “Royalty Period” is a defined period of time, after the Triggering Event, calculated as follows: (i) if, following three months after a Triggering Event, the Company or any of its subsidiaries or affiliates continues to use the Biglari or Biglari Holdings name in connection with any covered product or service, or continues to use Biglari as part of its corporate or public company name, then the “Royalty Period” will equal (a) the period of time during which the Company or any of its subsidiaries or affiliates continues any such use, plus (b) a period of time after the Company, its subsidiaries and affiliates have ceased all uses of the names Biglari and Biglari Holdings equal to the length of the term of the License Agreement prior to the Triggering Event, plus three years. As an example, if a Triggering Event occurs five years after the date of the License Agreement, and the Company ceases all uses of the Biglari and Biglari Holdings names two years after the Triggering Event, the Royalty Period will equal a total of ten years (the sum of two years after the Triggering Event during which the Biglari and Biglari Holdings names are being used, plus a period of time equal to the five years prior to the Triggering Event, plus three years); or (ii) if the Company, its subsidiaries and affiliates cease all uses of the Biglari and Biglari Holdings names within three months after a Triggering Event, then the “Royalty Period” will equal the length of the term of the License Agreement prior to the Triggering Event, plus three years. As an example, if a Triggering Event occurs five years after the date of the License Agreement, and the Company ceases all uses of the Biglari and Biglari Holdings names two months after the Triggering Event, the Royalty Period will equal a total of eight years (the sum of the period of time equal to the five years prior to the Triggering Event, plus three years). Notwithstanding the above methods of determining the Royalty Period, the minimum Royalty Period is five years after a Triggering Event.

Exhibit (e)(1)-3